Exhibit 3.1
CERTIFICATE OF AMENDMENT OF THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF EVERGREEN SOLAR, INC.
     The undersigned certify that:
     ARTICLE I They are the duly elected and acting Chief Executive Officer and Secretary, respectively, of Evergreen Solar, Inc., a corporation organized under the laws of the State of Delaware.
     ARTICLE II The name of the corporation is Evergreen Solar, Inc.
     ARTICLE III The first paragraph of Article IV of the Third Amended and Restated Certificate of Incorporation of this corporation is deleted in its entirety and amended to read in its entirety as follows:
     “FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 177,227,668 shares, consisting of (i) 150,000,000 shares of common stock, with a par value of $0.01 per share (“Common Stock”) and (ii) 27,227,668 shares of preferred stock, with a par value of $0.01 per share (“Preferred Stock”), of which 26,227,668 shares shall be designated Series A Convertible Preferred Stock.”
     ARTICLE IV The foregoing amendment of the Third Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors.
     ARTICLE V The foregoing amendment of the Third Amended and Restated Certificate of Incorporation has been duly approved by the required vote of stockholders in accordance with the Certificate of Incorporation and the provisions of Section 242 of the Delaware General Corporation Law.
     Richard M. Feldt and Michael El-Hillow hereby further declare under penalty of perjury under the laws of the State of Delaware that each has read the foregoing certificate of amendment and knows the contents thereof and that the same are true and correct.
Dated: January 8, 2007

/s/ Richard M. Feldt
Richard M. Feldt, Chief Executive Officer

/s/ Michael El-Hillow
Michael El-Hillow, Secretary